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June 19, 2001



Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, NW
Washington, D.C.  20549

Attention:  Mr. David T. Mittelman
Mail Stop 4-7

RE: 360networks inc.
    Request Under Rule 477 for Withdrawal of Registration
    Statement on Form F-4 (File No. 333-58266)

Dear Mr. Mittelman:

I am the President and Chief Executive Officer of 360networks inc. (the "Registrant"). The Registrant has exercised its right under the merger agreement with NetRail, Inc. to terminate the agreement. Pursuant to Commission Rule No. 477, I hereby request that the Registration Statement on Form F-4, as amended (File No. 333-58266), be withdrawn from further consideration by the Commission. No securities were sold in connection with the offering.

Sincerely,


/s/ Greg Maffei

Greg Maffei
President and Chief Executive Officer
360networks inc.